UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29403/August 26, 2010

_____

In the Matter of   :
                                                                                                    :
Met Investors Variable Life Account Five   :
MetLife Investors Insurance Company   :
5 Park Plaza, Suite 1900   :
Irvine, CA 92614   :
                                                                                                    :
(811-08433)   :

_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Met Investors Variable Life Account Five filed an application on July 21, 2010
requesting an order under section 8(f) of the Investment Company Act of 1940 (the
"Act") declaring that it had ceased to be an investment company.

On July 29, 2010 a notice of filing of the application was issued (Investment Company
Act Release No. 29373). The notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter having been considered, it is found, on the basis of the information set forth in
the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the
Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

                                                                Elizabeth M. Murphy
                                                                Secretary